UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of July 2017

EXFO Inc.
(Translation of registrant's name into English)

400 Godin Avenue, Quebec City, Quebec, Canada  G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On July 26, 2017, EXFO Inc., a Canadian corporation, amended and re-filed its certifications of interim filings for the third quarter ended May 31, 2017. At the same time, it also issued a cover letter. This report on Form 6-K sets forth said documents. The certifications of interim filings originally filed omitted required information about a material weakness on internal control over financial reporting.

The Form 6-K containing the Corporation's amended certifications of interim filings for the third quarter ended May 31, 2017 and a cover letter are hereby incorporated as documents by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: July 26, 2017

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, PHILIPPE MORIN, Chief Executive Officer of EXFO INC., certify the following:
1.	Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of EXFO Inc. (the "issuer") for the interim period ended May 31, 2017.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in Regulation 52-109 respecting Certification of Disclosure in Issuer's Annual and Interim Filings (c. V-1.1, r. 27), for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1
Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a)	a description of the material weakness;

(b)	the impact of the material weakness on the issuer's financial reporting and its ICFR; and

(c)	the issuer's current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on March 1, 2017 and ended on May 31, 2017 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: July 26, 2017

/s/ Philippe Morin
Philippe Morin
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, PIERRE PLAMONDON, Chief Financial Officer and Vice President, Finance of EXFO INC., certify the following:
1.	Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of EXFO Inc. (the "issuer") for the interim period ended May 31, 2017.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in Regulation 52-109 respecting Certification of Disclosure in Issuer's Annual and Interim Filings (c. V-1.1, r. 27), for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1
Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a)	a description of the material weakness;

(b)	the impact of the material weakness on the issuer's financial reporting and its ICFR; and

(c)	the issuer's current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on March 1, 2017 and ended on May 31, 2017 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: July 26, 2017

/s/ Pierre Plamondon
Pierre Plamondon, CPA, CA
Chief Financial Officer and Vice President, Finance

July 26, 2017
SEDAR FILING

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Commission des valeurs mobilières du Manitoba
Commission des valeurs mobilières de l'Ontario
Autorité des marchés financiers (Québec)
Commission des services financiers et des services aux consommateurs du Nouveau-Brunswick
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Government of Newfoundland and Labrador Financial Services Regulation Division

Dear Sirs/ Mesdames,
Re:	Filing of Amended Certifications of Interim Filings – Full Certificate for the interim period ended May 31, 2017

Please be advised that we have amended and are re-filing as of the date of this letter our certificates of interim filings – full certificate (the certificates) for the interim period ended May 31, 2017. Section 5.2 of the certificates originally filed on June 29, 2017 omitted to disclose required information about a material weakness on internal control over financial reporting.

Yours truly,

(s) Benoît Ringuette
General Counsel and Corporate Secretary
EXFO Inc.